FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated June 1, 2012

Item 1

TRANSLATION

Buenos Aires, June 1, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Information pursuant to Article 23 of Chapter VII of
the Buenos Aires Stock Exchange Regulations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

We hereby inform you that the Company was notified of the resolution  dated May 14, 2012 in connection with the file: “LOPEZ OSVALDO FEDERICO AND OTHER VS. REPSOL YPF S.A. RE: APPEAL RE: INCIDENT OF PRELIMINARY INJUNCTION” File N° 4444/2012 pending before the Labor Court of First Instance of the North Judicial District, in charge of Dr. Edith Miriam Cristiano, Secretariat in charge of Dr. Aida Estela Martinez, located in National Route N 3- Ex-Camp YPF- Rio Grande, Tierra del Fuego Province, which provides for the replacement of the preliminary injunction dated April 20, 2012, with a new preliminary injunction that provides that  funds that Repsol YPF S.A. could receive as payment of the expropriation price that the Federal Court of Appraisals shall fix, in accordance with Laws N° 21.449 and 26,741, shall not be made available to Repsol.

Under the aforementioned resolution, the preliminary injunction dated April 20, 2012, which provided for the suspension of the exercise of the political and economic rights provided for in YPF S.A.’s bylaws with respect to the 45,215,888 ADSs, each of which represents one ordinary Class D share of YPF S.A., sold by Repsol YPF S.A. during March 2011, is no longer in effect.

For that reason, the holders of said shares will be able to freely exercise the rights inherent to them, without  any restriction.

Yours faithfully,

Dr. Axel Kicillof
Deputy Intervenor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 1, 2012	By:	/s/ Axel Kicillof
	Name: Title:	Axel Kicillof Deputy Intervenor